November 30, 2009
VIA FACSIMILE AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	Novelis Inc. Registration Statement on Form S-4 Amendment No. 2 Filed on November 9, 2009 File No.: 333-161892
Dear Mr. Ingram:
     This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on November 9, 2009. The Staff’s comments were provided to the Company in a letter dated November 20, 2009. For your convenience, the Company will provide the Staff with six courtesy copies of this response letter. The Company has listed the responses in the same order as the comments were presented and has repeated each comment prior to the response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
Metal Price Ceilings, page 54
     Staff’s Comment 1: We note your disclosure in the second paragraph of your discussion. Please tell us what consideration you have given to filing the new agreement which becomes effective on January 1, 2010 as an exhibit to the registration statement.
     Response: The Company advises the Staff that it provided disclosure concerning the new customer supply agreement (the “Agreement”) referenced in the Management’s Discussion and Analysis of Financial Condition and Results of Operations solely to update its historical disclosure concerning metal price ceilings. Once the Agreement becomes effective on January 1, 2010 the Company will no longer have sales contracts which contain a ceiling over which metal prices cannot be contractually passed through to customers. The Company has considered the necessity

Novelis Inc.
November 30, 2009

of filing the Agreement as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K and has determined that the Agreement is not a material contract. Item 601(b)(10)(i) provides that “every contract not made in the ordinary course of business which is material to the registrant” is considered to be a material contract. Item 601(b)(10)(ii)(B) provides that even ordinary course contracts are material contracts if “the registrant’s business is substantially dependent” on the agreement, “as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials....”
     The Company has concluded that the Agreement was made in the ordinary course of business. A substantial portion of the Company’s revenues are derived from the sale of aluminum can sheet. Most of that can sheet is sold to customers through direct contracts with beverage can manufacturers, including the Agreement. In fact, over half of the Company’s sales are currently to customers in the beverage can market. Furthermore, the Agreement reflects pricing terms consistent with market pricing, which the Company believes suggests that the agreement was made in the ordinary course of business.
     In addition, the Company has concluded that, while the customer covered by the Agreement (the “Customer”) is one of the Company’s largest customers, its business is not substantially dependent on the Customer or the Agreement. The average revenue under the existing contract with the Customer since the Company’s acquisition by Hindalco in May 2007 has accounted for less than 10% of the Company’s total revenues. As disclosed, volume under the new Agreement is expected to be similar to volume under the existing contract. Therefore, the Company does not believe its business is “substantially dependent” on the Agreement because the sales do not represent “the major part” of the Company’s sales.
     In addition, the Company considered a number of other factors in concluding that its business is not otherwise “substantially dependent” on the Agreement. The aluminum can sheet market is (1) highly concentrated with only four major producers of aluminum can sheet and only four major consumers of aluminum can sheet and (2) mature, which limits incentives for new competitors to enter the market or for current market manufacturers to make substantial capital expenditures to increase capacity. Furthermore, each of the four major producers in the market is currently operating near current production capacity. If the Agreement were cancelled, the Company believes the other three aluminum can sheet producers could generally only fulfill supply requirements by reducing the supply they provide to their current customers, which the Company believes would create substantial opportunities for the Company to replace the sales associated with the supply agreement at market prices. On that basis, the Company believes that cancellation of the Agreement would not result in a significant decrease in the Company’s revenue or otherwise materially harm the Company’s operating results or financial condition. Therefore, the Company has concluded that it is not “substantially dependent” on the Agreement.
     Exhibit 10.13 Employment Agreement of Antonio Tadeu Coelho Nardocci

Novelis Inc.
November 30, 2009

     Staff’s Comment 2: We note Exhibit 10.2 of the quarterly report for the period ended September 30, 2009, which reflects a new employment agreement with Mr. Nardocci. Please file Mr. Nardocci’s new employment agreement with your next amendment.
     Response: The Company directs the Staff’s attention to Exhibit 10.48 to the Registration Statement, which incorporates by reference the new employment agreement with Mr. Nardocci.
* * *
     Please contact the undersigned at (404) 814-4200 with any questions concerning this letter.
Sincerely,
/s/ Leslie J. Parrette Jr.
Leslie J. Parrette Jr.
Senior Vice President, General Counsel and Compliance Officer
cc: Mr. John J. Kelley III — King & Spalding LLP Mr. Keith M. Townsend — King & Spalding LLP